UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   March 2006            File No.    0-30952

Rolling Thunder Exploration Ltd.

(Formerly San Telmo Energy Ltd.)

(Name of Registrant)

Suite 1130, 144 – 4th Ave SW, Calgary, Alberta, Canada T2P 3N4

(Address of principal executive offices)

1.

News Release dated March 2, 2006

2.

Interim Financial Statements (Unaudited) for the 9-month period ended January 31, 2006

3.

Management Discussion and Analysis dated March 29, 2006

4.

Certification of CFO

5.

Certification of CEO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

Explanatory Note:

COMPLETION OF ARRANGEMENT

The Court of Queen's Bench of Alberta approved the Plan of Arrangement between Rolling Thunder Exploration Ltd. (the "Registrant") and San Telmo Energy Ltd. effective January 16, 2006. Upon the effectiveness of the arrangement, the Registrant's common shares were deemed registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g-3 thereunder, without the filing of a registration statement therefor. Accordingly, the Registrant is a reporting issuer under the Exchange Act in succession to San Telmo Energy Ltd., and reports filed for San Telmo Energy Ltd. under the Exchange Act prior to the arrangement should be regarded as applicable to the Registrant, as successor issuer. In connection with the Plan of Arrangement, the Registrant has changed its name to Rolling Thunder Exploration Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rolling Thunder Exploration Ltd.

(Registrant)

Dated: April 5, 2006	By: /s/ Kamelia L. Wong Kamelia L. Wong, Chief Financial Officer

Exhibits:

99.1

News Release dated March 2, 2006

99.2

Third Quarter Report

99.3

Certification of CEO

99.4

Certification of CFO